UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PRIMORIS SERVICES CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74164F103

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 74164F103

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,681,352 (1)
	8	SHARED VOTING POWER 97,810 (2)
	9	SOLE DISPOSITIVE POWER 2,681,352 (1)
	10	SHARED DISPOSITIVE POWER 97,810 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,779,162 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (4)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Primoris Services Corporation, a Delaware corporation (the “Company”), beneficially owned as of December 16, 2019 by Brian Pratt and over which he has sole voting and investment power, which includes 241,400 shares held in a retained annuity trust, of which Brian Pratt is the trustee.

(2)

Represents 97,810 shares of Common Stock that are beneficially owned as of December 16, 2019 by Brian Pratt’s spouse, Barbara Pratt. Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(3)	Represents those shares of Common Stock held in the name of Brian Pratt and Barbara Pratt, Brian Pratt’s spouse, as of December 16, 2019.
(4)

Based on 48,665,138 shares of Common Stock outstanding, calculated as follows: (a) 50,982,098 shares of Common Stock outstanding as of November 4, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019, less (b) 2,316,960 shares of Common Stock sold by Brian Pratt to the Company, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019.

CUSIP No. 74164F103

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 97,810 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 97,810 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,810 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock held directly by Barbara Pratt and indirectly by Brian Pratt as the spouse of Barbara Pratt as of December 16, 2019. Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 48,665,138 shares of Common Stock outstanding, calculated as follows: (a) 50,982,098 shares of Common Stock outstanding as of November 4, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019, less (b) 2,316,960 shares of Common Stock sold by Brian Pratt to the Company, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019.

Item 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed on August 11, 2008 (the “Statement”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Primoris Services Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 2300 N. Field Street, Suite 1900, Dallas, Texas 75201.

Item 2.	Identity and Background.

(a)-(c) and (f).

This Amendment No. 4 is filed by:

(1) Brian Pratt with respect to the Common Stock beneficially owned by him and the Common Stock held solely in the name of his wife, Barbara Pratt, over which he has beneficial ownership. The principal business address of Brian Pratt is 5950 Berkshire Ln, Dallas, Texas 75225. The principal occupation of Brian Pratt is a Director on the Board of Directors of the Company. Brian Pratt is a U.S. citizen; and

(2) Barbara Pratt with respect to the Common Stock directly and beneficially owned by her in her name. The principal business address of Barbara Pratt is 5950 Berkshire Ln, Dallas, Texas 75225. The principal occupation of Barbara Pratt is as a private investor. Barbara Pratt is a U.S. citizen.

Each of the foregoing is a “Reporting Person” and collectively are the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below. Accordingly, the Reporting Persons are hereby jointly filing this Amendment No. 4.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 31, 2008, Primoris Corporation, a Nevada corporation (“Former Primoris”), merged with and into the Company (the “Merger”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated February 19, 2008 and as amended on May 15, 2008, by and among the Company, Former Primoris and certain stockholders of Former Primoris. Under the terms of the Merger Agreement, at the closing of the Merger, each share of Former Primoris common stock held by each Former Primoris stockholder was converted into 5,400 shares of Common Stock of the Company. Each of the Reporting Persons was a Former Primoris stockholder prior to the closing of the Merger. As a result, at the closing of the Merger, Brian Pratt acquired 14,072,400 shares of Common Stock and Barbara Pratt acquired 81,000 shares of Common Stock in consideration of the conversion of their shares of common stock of Former Primoris. Neither of the Reporting Persons beneficially owned any shares of Common Stock of the Company prior to the closing of the Merger.

In addition, under the terms of the Merger Agreement, the Former Primoris stockholders received the right to receive an aggregate of 5,000,000 additional shares of Common Stock if the Company achieved certain EBITDA milestones for the fiscal years ended December 31, 2008 and 2009. The Company achieved both EBITDA milestones and, as a result, each of the Reporting Persons received additional shares of Common Stock. On March 24, 2009, Brian Pratt received 1,460,108 shares of Common Stock and Barbara Pratt received 8,405 shares of Common Stock in connection with the achievement of the 2008 EBITDA milestone. On March 29, 2010, Brian Pratt received 1,460,108 shares of Common Stock and Barbara Pratt received 8,405 shares of Common Stock in connection with the achievement of the 2009 EBITDA milestone.

On March 19, 2009, Brian Pratt acquired 200,000 shares of Common Stock through his broker in open market purchases. Brian Pratt purchased these shares of Common Stock using his own personal funds, for an aggregate purchase price of approximately $764,005, including brokerage commissions.

On June 24, 2010, Brian Pratt gifted an aggregate of 260,000 shares of Common Stock to his children.

On August 12 and 13, 2010, Brian Pratt acquired an aggregate of 16,716 shares of Common Stock through his broker in open market purchases. Brian Pratt purchased these shares of Common Stock using his own personal funds, for an aggregate purchase price of approximately $102,998, including brokerage commissions.

On March 10, 2011, Brian Pratt acquired 6,118 shares of Common Stock as part of the Company’s Long-Term Retention Plan (the “Plan”). The Plan provides management employees the opportunity to purchase Company Common Stock with a defined portion of their annual incentive compensation at a discount to the market price. For 2011, purchases were made at a 25% reduction to the average closing price during January 2011. Brian Pratt purchased these shares for an aggregate purchase price of approximately $41,664. Brian Pratt agreed not to sell these shares prior to October 25, 2011.

On March 15, 2012, Brian Pratt acquired 4,508 shares of Common Stock as part of the Plan. For 2012, purchases were made at a 25% reduction to the average closing price during December 2011. Brian Pratt purchased these shares for an aggregate purchase price of approximately $49,994. Brian Pratt agreed not to sell these shares prior to September 23, 2012.

On March 13, 2013, Brian Pratt acquired 6,050 shares of Common Stock as part of the Plan. For 2013, purchases were made at a 25% reduction to the average closing price during December 2012. Brian Pratt purchased these shares for an aggregate purchase price of approximately $66,671. Brian Pratt agreed not to sell these shares prior to September 16, 2013.

On March 7, 2014, Brian Pratt acquired 3,864 shares of Common Stock as part of the Plan. For 2014, purchases were made at a 25% reduction to the average closing price during December 2013. Brian Pratt purchased these shares for an aggregate purchase price of approximately $83,346. Brian Pratt agreed not to sell these shares for a period of six months from such acquisition.

On May 4, 2015, Brian Pratt acquired 990 shares of Common Stock as part of the Plan. For 2015, purchases were made at a 25% reduction to the average closing price during December 2014. Brian Pratt purchased these shares for an aggregate purchase price of approximately $16,672. Brian Pratt agreed not to sell these shares for a period of six months from such acquisition.

On February 23, 2016, Brian Pratt acquired 2,090 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On August 3, 2016, Brian Pratt acquired 2,349 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On February 21, 2017, Brian Pratt acquired 1,964 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On August 1, 2017, Brian Pratt acquired 1,908 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On February 21, 2018, Brian Pratt acquired 1,677 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On August 2, 2018, Brian Pratt acquired 1,682 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares could not be sold for a period of twelve months from the date of grant.

On February 26, 2019, Brian Pratt acquired 2,213 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares may not be sold for a period of twelve months from the date of grant.

On August 2, 2019, Brian Pratt acquired 2,411 restricted shares of Common Stock valued at $46,667 pursuant to the Company’s non-employee director compensation program. These shares may not be sold for a period of twelve months from the date of grant.

Item 4.	Purpose of Transaction.

On December 10, 2019, Brian Pratt and the Company entered into a Share Repurchase Agreement pursuant to which the Company repurchased an aggregate of 2,316,960 shares of the Company’s Common Stock from Brian Pratt and certain retained annuity trusts, of which Brian Pratt is the trustee, in a private transaction for an aggregate purchase price of approximately $50 million or $21.58 per share (the “Share Repurchase Agreement”). The Share Repurchase Agreement also contains a “standstill” covenant prohibiting Mr. Pratt from selling any additional shares of the Company’s Common Stock through May 26, 2020. The share repurchase was made pursuant to the Company’s existing $50 million repurchase program authorized by the Company’s Board of Directors in October 2019.

Brian Pratt currently serves on the Board of Directors of the Company. As a Director of the Company, Brian Pratt may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Brian Pratt has informed the Company of his decision to resign from the Company’s Board of Directors at the adjournment of the next regularly scheduled meeting of the Board of Directors in February 2020.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer.

(a) As of December 16, 2019, the Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Brian Pratt is the beneficial owner of 2,779,162 shares of Common Stock (2,681,352 shares of Common Stock held directly by him or a retained annuity trust, of which he is the trustee, and 97,810 shares of Common Stock held solely in the name of his wife, Barbara Pratt, over which he has shared beneficial ownership), which represents approximately 5.7% of the outstanding shares of Common Stock of the Company (based on 48,665,138 shares of Common Stock outstanding, calculated as follows: (A) 50,982,098 shares of Common Stock outstanding as of November 4, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019, less (B) 2,316,960 shares of Common Stock sold by Brian Pratt to the Company, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019).

(2) Barbara Pratt is the beneficial owner of 97,810 shares of Common Stock (all held directly by her in her own name), which represents approximately 0.2% of the outstanding shares of Common Stock of the Company (based on 48,665,138 shares of Common Stock outstanding, calculated as follows: (A) 50,982,098 shares of Common Stock outstanding as of November 4, 2019, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019, less (B) 2,316,960 shares of Common Stock sold by Brian Pratt to the Company, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	97,810	2,681,352	97,810	2,681,352
Barbara Pratt	97,810	0	97,810	0

(c) Annex A hereof sets forth the transactions by the Reporting Persons in the securities of the Company from the date of the Reporting Persons’ most recent amendment to the Statement that was filed on June 7, 2011 through the date hereof. All such transactions were reported in reports required by Section 16(a) of the Exchange Act.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 16, 2019, the Reporting Persons entered into a joint filing agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Amendment No. 4 with respect to the securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On December 10, 2019, Brian Pratt and the Company entered into the Share Repurchase Agreement pursuant to which the Company repurchased an aggregate of 2,316,960 shares of the Company’s Common Stock from Brian Pratt in a private transaction for an aggregate purchase price of approximately $50 million or $21.58 per share. The Share Repurchase Agreement also contains a “standstill” covenant prohibiting Mr. Pratt from selling any additional shares of the Company’s Common Stock through May 26, 2020. The share repurchase was made pursuant to the Company’s existing $50 million repurchase program authorized by the Company’s Board of Directors in October 2019. The Share Repurchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

On July 1, 2019, Brian Pratt and the Company entered into an Agreement for Services (the “Services Agreement”), which supersedes, in its entirety, an agreement entered into between Brian Pratt and the Company dated August 1, 2015. Under the Services Agreement, the Company retained Brian Pratt as a director of the Company and as a consulting to the Company for the performance of strategic advisory services. The Services Agreement includes standard provisions relating to Brian Pratt’s agreement to comply with securities laws with respect to the Company’s securities. The Services Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

As a director of the Company, Brian Pratt participates in the incentive plans the Company may have from time to time.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, dated as of December 16, 2019 by and between the Reporting Persons.

2	Share Repurchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019).

3	Agreement for Services (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS AMENDMENT NO. 4 TO SCHEDULE 13D

Exhibit	Description

1	Joint Filing Agreement, dated as of December 16, 2019 by and between the Reporting Persons.

2	Share Repurchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2019).

3	Agreement for Services (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019).

Annex A

Reporting Person	Transaction Date	Amount of Securities Acquired (Disposed)	Price per Share	Transaction Type	Notes
Brian Pratt	8/10/2011	(75,000)	$—	Gift
Brian Pratt	8/11/2011	(75,000)	$—	Gift
Brian Pratt	11/10/2011	(24,727)	$14.3635	Open Market Sale
Brian Pratt	11/11/2011	(26,900)	$14.3192	Open Market Sale
Brian Pratt	11/14/2011	(59,083)	$14.3111	Open Market Sale
Brian Pratt	11/15/2011	(14,322)	$14.2665	Open Market Sale
Brian Pratt	11/16/2011	(28,291)	$14.2832	Open Market Sale
Brian Pratt	11/17/2011	(83,979)	$14.2864	Open Market Sale
Brian Pratt	11/18/2011	(19,200)	$14.1699	Open Market Sale
Brian Pratt	11/21/2011	(3,600)	$14.1679	Open Market Sale
Brian Pratt	11/22/2011	(44,737)	$14.1196	Open Market Sale
Brian Pratt	11/29/2011	(11,600)	$13.9950	Open Market Sale
Brian Pratt	11/30/2011	(157,161)	$14.1340	Open Market Sale
Brian Pratt	11/30/2011	(20,000)	$—	Gift
Brian Pratt	12/1/2011	(48,700)	$14.1560	Open Market Sale
Brian Pratt	12/2/2011	(77,700)	$14.1320	Open Market Sale
Brian Pratt	12/5/2011	(100,000)	$14.5440	Open Market Sale
Brian Pratt	12/29/2011	(20,000)		Gift
Brian Pratt	12/29/2011	(20,000)		Gift
Brian Pratt	3/15/2012	4,508	$11.0900	Purchased shares under LT Retention Plan
Brian Pratt	5/31/2012	(91,378)	$12.0080	Open Market Sale
Brian Pratt	6/1/2012	(32,124)	$11.9902	Open Market Sale
Brian Pratt	6/4/2012	(16,805)	$12.0009	Open Market Sale
Brian Pratt	6/5/2012	(66,030)	$12.0088	Open Market Sale
Brian Pratt	6/6/2012	(40,047)	$12.1388	Open Market Sale
Brian Pratt	6/7/2012	(19,603)	$12.2637	Open Market Sale
Brian Pratt	6/8/2012	(83,607)	$12.0063	Open Market Sale
Brian Pratt	6/11/2012	(56,600)	$12.0247	Open Market Sale
Brian Pratt	6/12/2012	(36,243)	$12.0065	Open Market Sale
Brian Pratt	6/15/2012	(60,882)	$12.0284	Open Market Sale
Brian Pratt	6/18/2012	(42,254)	$12.0061	Open Market Sale
Brian Pratt	6/19/2012	(46,809)	$12.3143	Open Market Sale
Brian Pratt	6/27/2012	(17,900)	$12.0134	Open Market Sale
Brian Pratt	6/28/2012	(92,392)	$12.0311	Open Market Sale
Brian Pratt	6/29/2012	(39,500)	$12.1873	Open Market Sale
Brian Pratt	9/12/2012	(5,900)	$12.9162	Open Market Sale
Brian Pratt	9/13/2012	(63,966)	$13.1062	Open Market Sale
Brian Pratt	9/14/2012	(53,115)	$13.2111	Open Market Sale
Brian Pratt	9/18/2012	(33,520)	$13.0629	Open Market Sale
Brian Pratt	9/19/2012	(56,248)	$13.1368	Open Market Sale
Brian Pratt	9/20/2012	(29,200)	$13.2207	Open Market Sale

Brian Pratt	9/21/2012	(49,857)	$13.3047	Open Market Sale
Brian Pratt	9/24/2012	(4,800)	$13.2760	Open Market Sale
Brian Pratt	9/25/2012	(2,500)	$13.2040	Open Market Sale
Brian Pratt	9/26/2012	(12,350)	$13.1264	Open Market Sale
Brian Pratt	9/27/2012	(26,124)	$13.1364	Open Market Sale
Brian Pratt	9/28/2012	(3,800)	$13.1008	Open Market Sale
Brian Pratt	11/19/2012	(790,000)	$14.1816	Open Market Sale
Brian Pratt	12/28/2012	(100,900)	$—	Gift
Brian Pratt	3/13/2013	6,050	$11.0200	Purchased shares under LT Retention Plan
Brian Pratt	3/13/2013	(1,250,000)	$19.7651	Open Market Sale
Brian Pratt	3/25/2013	(20,000)		Gift
Brian Pratt	3/25/2013	(5,000)	$—	Gift
Brian Pratt	3/25/2013	(5,000)	$—	Gift
Brian Pratt	3/25/2013	(5,000)	$—	Gift
Brian Pratt	3/25/2013	(5,000)	$—	Gift
Brian Pratt	6/17/2013	(824,400)	$20.1809	Open Market Sale
Brian Pratt	12/30/2013	(35,000)	$—	Gift
Brian Pratt	3/7/2014	3,864	$21.57	Purchased shares under LT Retention Plan
Brian Pratt	5/19/2014	(74,500)	$29.30	Open Market Sale
Brian Pratt	5/20/2014	(670,500)	$28.02	Open Market Sale
Brian Pratt	12/16/2014	(8,000)	$—	Gift
Brian Pratt	5/1/2015	990	$16.84	Purchased shares under LT Retention Plan
Brian Pratt	12/28/2015	(40,000)	$—	Gift
Brian Pratt	1/15/2016	(1,000,000)	$—	Gift
Brian Pratt	2/23/2016	2,090	$—	Grant under director compensation policy
Brian Pratt	8/3/2016	2,349	$—	Grant under director compensation policy
Brian Pratt	2/21/2017	1,964	$—	Grant under director compensation policy
Brian Pratt	3/8/2017	(10,000)	$24.70	Settlement under prepaid variable forward contract
Brian Pratt	3/8/2017	(10,000)	$23.77	Settlement under prepaid variable forward contract
Brian Pratt	3/10/2017	(10,000)	$23.95	Settlement under prepaid variable forward contract
Brian Pratt	3/13/2017	(10,000)	$23.82	Settlement under prepaid variable forward contract
Brian Pratt	3/14/2017	(10,000)	$23.61	Settlement under prepaid variable forward contract
Brian Pratt	3/15/2017	(10,000)	$24.09	Settlement under prepaid variable forward contract
Brian Pratt	3/16/2017	(10,000)	$23.97	Settlement under prepaid variable forward contract
Brian Pratt	3/17/2017	(10,000)	$23.74	Settlement under prepaid variable forward contract
Brian Pratt	3/20/2017	(10,000)	$23.56	Settlement under prepaid variable forward contract
Brian Pratt	3/21/2017	(10,000)	$22.93	Settlement under prepaid variable forward contract
Brian Pratt	3/22/2017	(10,000)	$22.56	Settlement under prepaid variable forward contract
Brian Pratt	3/23/2017	(10,000)	$22.99	Settlement under prepaid variable forward contract
Brian Pratt	3/24/2017	(10,000)	$23.00	Settlement under prepaid variable forward contract
Brian Pratt	3/27/2017	(10,000)	$23.24	Settlement under prepaid variable forward contract
Brian Pratt	3/28/2017	(10,000)	$22.90	Settlement under prepaid variable forward contract
Brian Pratt	3/29/2017	(10,000)	$23.05	Settlement under prepaid variable forward contract

Brian Pratt	3/30/2017	(10,000)	$22.92	Settlement under prepaid variable forward contract
Brian Pratt	3/31/2017	(10,000)	$23.22	Settlement under prepaid variable forward contract
Brian Pratt	4/3/2017	(10,000)	$23.03	Settlement under prepaid variable forward contract
Brian Pratt	4/4/2017	(10,000)	$22.90	Settlement under prepaid variable forward contract
Brian Pratt	4/5/2017	(10,000)	$22.91	Settlement under prepaid variable forward contract
Brian Pratt	4/6/2017	(10,000)	$23.35	Settlement under prepaid variable forward contract
Brian Pratt	4/7/2017	(10,000)	$24.25	Settlement under prepaid variable forward contract
Brian Pratt	4/10/2017	(10,000)	$24.00	Settlement under prepaid variable forward contract
Brian Pratt	4/11/2017	(10,000)	$23.66	Settlement under prepaid variable forward contract
Brian Pratt	4/12/2017	(10,000)	$23.00	Settlement under prepaid variable forward contract
Brian Pratt	4/13/2017	(10,000)	$22.88	Settlement under prepaid variable forward contract
Brian Pratt	4/17/2017	(10,000)	$22.87	Settlement under prepaid variable forward contract
Brian Pratt	4/18/2017	(10,000)	$22.75	Settlement under prepaid variable forward contract
Brian Pratt	4/19/2017	(10,000)	$22.75	Settlement under prepaid variable forward contract
Brian Pratt	4/20/2017	(10,000)	$22.88	Settlement under prepaid variable forward contract
Brian Pratt	4/21/2017	(10,000)	$22.61	Settlement under prepaid variable forward contract
Brian Pratt	4/24/2017	(10,000)	$23.03	Settlement under prepaid variable forward contract
Brian Pratt	4/25/2017	(10,000)	$23.31	Settlement under prepaid variable forward contract
Brian Pratt	4/26/2017	(10,000)	$23.52	Settlement under prepaid variable forward contract
Brian Pratt	4/27/2017	(10,000)	$23.49	Settlement under prepaid variable forward contract
Brian Pratt	4/28/2017	(10,000)	$22.97	Settlement under prepaid variable forward contract
Brian Pratt	5/1/2017	(10,000)	$23.01	Settlement under prepaid variable forward contract
Brian Pratt	5/2/2017	(10,000)	$22.97	Settlement under prepaid variable forward contract
Brian Pratt	5/3/2017	(10,000)	$22.52	Settlement under prepaid variable forward contract
Brian Pratt	8/2/2017	1,908	$—	Grant under director compensation policy
Brian Pratt	9/6/2017	(105,734)	$28.1950	Open Market Sale
Brian Pratt	9/7/2017	(105,099)	$28.0045	Open Market Sale
Brian Pratt	9/8/2017	(101,100)	$28.0417	Open Market Sale
Brian Pratt	9/11/2017	(108,062)	$28.0658	Open Market Sale
Brian Pratt	9/12/2017	(181,982)	$28.3520	Open Market Sale
Brian Pratt	9/13/2017	(146,882)	$28.5905	Open Market Sale
Brian Pratt	9/14/2017	(140,296)	$28.7119	Open Market Sale
Brian Pratt	9/15/2017	(115,090)	$28.5135	Open Market Sale
Brian Pratt	9/20/2017	(88,500)	$28.6660	Open Market Sale
Brian Pratt	9/21/2017	(136,500)	$28.4995	Open Market Sale
Brian Pratt	2/2/2018	(4,000)	$—	Gift
Brian Pratt	2/21/2018	1,677	$—	Grant under director compensation policy
Brian Pratt	3/5/2018	(54,373)	$26.0147	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.125 per share, inclusive.

Brian Pratt	3/6/2018	(110,378)	$26.0288	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.08 per share, inclusive.
Brian Pratt	3/7/2018	(286,664)	$26.1506	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $26.05 to $26.27 per share, inclusive.
Brian Pratt	3/8/2018	(36,395)	$26.0348	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.32 per share, inclusive.
Brian Pratt	3/9/2018	(145,243)	$26.0151	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $26.00 to $26.19 per share, inclusive.
Brian Pratt	5/15/2018	(53,037)	$25.0040	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.035 per share, inclusive.
Brian Pratt	5/16/2018	(173,901)	$25.1987	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $25.00 to $25.355 per share, inclusive.
Brian Pratt	5/17/2018	(60,000)	$25.2284	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $25.02 to $25.51 per share, inclusive.
Brian Pratt	6/19/2018	(73,543)	$28.2001	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $28.09 to $28.42 per share, inclusive.
Brian Pratt	6/20/2018	(81,844)	$28.0582	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $28.05 to $28.20 per share, inclusive.

Brian Pratt	6/21/2018	(14,204)	$28.0670	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $28.05 to $28.11 per share, inclusive.
Brian Pratt	8/2/2018	1,682	$—	Grant under director compensation policy
Brian Pratt	8/10/2018	(847,428)	$—	Transfer to BLP 2018-1 Retained Annuity Trust
Brian Pratt	8/10/2018	(847,428)	$—	Transfer to BLP 2018-2 Retained Annuity Trust
Brian Pratt	9/20/2018	(486,400)	$25.0532	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $25.04 to $25.15 per share, inclusive.
Brian Pratt	9/21/2018	(238,603)	$25.3066	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $25.15 to $25.50 per share, inclusive.
Brian Pratt	10/11/2018	(926,191)	$—	Transfer to BLP 2018-3 Retained Annuity Trust
Brian Pratt	10/11/2018	(926,190)	$—	Transfer to BLP 2018-4 Retained Annuity Trust
Brian Pratt	10/26/2018	(500,000)	$—	Transfer to BLP 2018-5 Retained Annuity Trust
Brian Pratt	10/26/2018	(500,000)	$—	Transfer to BLP 2018-6 Retained Annuity Trust
Brian Pratt	11/8/2018	(12,791)	$24.3026	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $24.455 to $24.25 per share, inclusive.
Brian Pratt	11/8/2018	(12,792)	$24.3026	Open Market Sale	By BLP 2018-6 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $24.455 to $24.25 per share, inclusive.
Brian Pratt	2/26/2019	2,213	$—	Grant under director compensation policy
Brian Pratt	3/5/2019	(110,182)	$23.3227	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $23.05 to $23.5325 per share, inclusive.

Brian Pratt	3/7/2019	(19,630)	$22.4009	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from$22.40 to $22.415 per share, inclusive.
Brian Pratt	3/11/2019	(11,149)	$22.4044	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $22.40 to $22.43 per share, inclusive.
Brian Pratt	3/12/2019	(21,580)	$22.4504	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $22.40 to $22.50 per share, inclusive.
Brian Pratt	3/13/2019	(2,700)	$22.4037	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $22.40 to $22.41 per share, inclusive.
Brian Pratt	3/19/2019	(76,080)	$22.6112	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $22.565 to $22.835 per share, inclusive.
Brian Pratt	3/21/2019	(871)	$22.4464	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $22.20 to $22.54 per share, inclusive.
Brian Pratt	3/29/2019	(235,751)	$22.4464	Open Market Sale	By BLP 2018-5 Trust. Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.66 to $20.9975 per share, inclusive.

Brian Pratt	5/16/2019	(87,891)	$20.5671	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.50 to $20.78 per share, inclusive.
Brian Pratt	5/17/2019	(11,919)	$20.5072	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.50 to $20.53 per share, inclusive.
Brian Pratt	5/22/2019	(175,118)	$20.0898	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.03 to $20.2450 per share, inclusive.
Brian Pratt	6/10/2019	(300,000)	$19.0000	Open Market Sale
Brian Pratt	8/2/2019	2,411	$—	Grant under director compensation policy
Brian Pratt	8/9/2019	524,414	$—	Transfer from BLP 2018-1 Retained Annuity Trust
Brian Pratt	8/9/2019	524,414	$—	Transfer from BLP 2018-2 Retained Annuity Trust
Brian Pratt	8/19/2019	(19,678)	$20.0100	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.00 to $20.11 per share, inclusive.
Brian Pratt	8/21/2019	(24,067)	$20.0003	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $19.99 to $20.03 per share, inclusive.
Brian Pratt	9/11/2019	(175,634)	$20.4511	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.25 to $20.59 per share, inclusive.
Brian Pratt	9/12/2019	(151,771)	$20.5011	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.425 to $20.58 per share, inclusive.
Brian Pratt	9/13/2019	(44,942)	$20.8293	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.35 to $21.035 per share, inclusive.

Brian Pratt	9/16/2019	(8,925)	$21.1206	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $21.10 to $21.23 per share, inclusive.
Brian Pratt	9/19/2019	(206,439)	$20.4439	Open Market Sale	Reported price is weighted average price. These shares were sold in multiple transactions at prices ranging from $20.40 to $20.72 per share, inclusive.
Brian Pratt	10/10/2019	515,365	$—	Transfer from BLP 2018-3 Retained Annuity Trust
Brian Pratt	10/10/2019	515,365	$—	Transfer from BLP 2018-4 Retained Annuity Trust
Brian Pratt	10/25/2019	9,266	$—	Transfer from BLP 2018-5 Retained Annuity Trust
Brian Pratt	10/25/2019	245,808	$—	Transfer from BLP 2018-6 Retained Annuity Trust
Brian Pratt	11/8/2019	(4,250)	$—	Open Market Sale
Brian Pratt	12/10/2019	(2,316,960)	$21.5800	Sale to Issuer	323,014 shares sold by BLP 2018-1 Trust; 323,014 shares sold by BLP 2018-2 Trust; 410,826 shares sold by BLP 2018-3 Trust; 410,825 shares sold by BLP 2018-4 Trust; 849,281 shares sold by Brian Pratt

The Reporting Person undertakes to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.